

SECU 12062864 SION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
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| Expires: | April 30, 2013 |
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| SEC FILE NUMBER |
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| 8- 15775 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2011 (MM/DD/YY) AND ENDING September 30, 2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bodell Overcash Anderson & Co, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Fenton Bldg. Suite 200
(No. and Street)

Jamestown, (City) New York (State) 14701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynde Harle 716-484-7141
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas J. Trumeter, CPA
(Name – *if individual, state last, first, middle name*)

400 West Metro Park (Address) Rochester, (City) NY (State) (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 8 2012
REGISTRATIONS BRANCH
16


**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, JOHN ANDERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bodell Overcash Anderson & Co, Inc., as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER

Title

CYNTHIA A HARLE #01HA6180550
Notary Public, State of New York
Qualified in Chautauqua County
My Commission Expires Jan. 14, 2016



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BODELL OVERCASH ANDERSON & CO., INC.**
**INDEX TO FINANCIAL STATEMENTS**
**SEPTEMBER 30, 2012**

**Thomas J. Trumeter**
**CERTIFIED PUBLIC ACCOUNTANT**

***WEST METRO FINANCIAL CENTER***
***400 West Metro Park***
***Rochester, N.Y. 14623-2619***
***Phone (585) 424-2090 Fax (585) 292-0491***
***E-mail Tom@TJTCPA.com***

***Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG***

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
Bodell Overcash Anderson & Co, Inc.

We have audited the accompanying statement of financial condition of Bodell Overcash Anderson & Co. Inc. as of September 30, 2012, and the related statement of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bodell Overcash Anderson & Co, Inc. as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Thomas J. Trumeter, CPA

October 31, 2012

**Bodell Overcash Anderson & Co, Inc.**
**Statement of Operations**
**For the Year Ended September 30, 2012**

| | |
|---|---|
| **Revenue:** | |
| Commissions and advisory fees | $ 775,538 |
| Interest income | 5,258 |
| Net investment income | 45 |
| Per ticket charges | 10,223 |
| Total Operating Revenue | 791,064 |
| **Expenses** | |
| Selling, general and administrative expenses | 639,269 |
| Other operating expenses | 158,529 |
| **Total Expenses** | 797,798 |
| **Net Loss Before Taxes** | (6,734) |
| Provision for income taxes | 500 |
| **Net Loss** | $ (7,234) |

See accompanying notes to financial statements

**Bodell Overcash Anderson & Co., Inc.**
**Statement of Financial Condition**
**September 30, 2012**

**Assets:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 132,310 |
| Cash - special account for the benefit of customers | | 8,486 |
| Commissions receivable | | 21,203 |
| Prepaid expenses | | 9,275 |
| Restricted deposits | | 10,000 |
| Security deposit | | 1,400 |
| Employee loans receivable | | 452 |
| Investments | | 6,987 |
| Property and equipment, net | | 6,208 |
| **Total Assets** | $ | 196,321 |

**Liabilities and Shareholders' Equity:**

**Liabilities:**

| | | |
|---|---|---|
| Accounts payable | $ | 11,833 |
| Accrued payroll and benefits | | 83,648 |
| **Total Liabilities** | | 95,481 |

**Shareholders' Equity:**

| | | |
|---|---|---|
| Common stock, no par value; 200 shares authorized, 76 shares issued and outstanding | | 43,500 |
| Additional paid-in capital | | 3,436 |
| Retained earnings | | 53,904 |
| **Total Shareholders' Equity** | | 100,840 |
| **Total Liabilities and Shareholders' Equity** | $ | 196,321 |

See accompanying notes to financial statements

**Bodell Overcash Anderson & Co, Inc.**
**Statement of Changes in Shareholders' Equity**
**For the Year Ended September 30, 2012**

| | Common Stock | Additional Paid-in Capital | Accumulated Other Comprehensive Income | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance - September 30, 2011 | $ 43,500 | $ 3,436 | $ 3,689 | $ 57,449 | $ 108,074 |
| Prior period adjustment, correction of an error | | | (3,689) | 3,689 | $ - |
| Net loss | - | - | - | (7,234) | (7,234) |
| Balance, September 30, 2012 | $ 43,500 | $ 3,436 | $ - | $ 53,904 | $ 100,840 |

See accompanying notes to financial statements

**Bodell Overcash Anderson & Co, Inc.**
**Statement of Cash Flows**
**For the Year Ended September 30, 2012**

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net Loss | $ | (7,234) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | |
| Depreciation | | 3,110 |
| Decrease (increase) in segregated cash | | (3,101) |
| Decrease (increase) in commissions receivable | | (4,067) |
| Decrease (increase) in employee loans | | 2,545 |
| Decrease (increase) prepaid expenses | | 2,842 |
| Decrease (increase) in investments | | (45) |
| Increase (decrease) in accounts payable and accrued payroll | | (19,069) |
| Total Adjustments | | (17,785) |
| Net Cash Provided by Operating Activities | | (25,019) |
| Cash Flows from Investing Activities: | | |
| Acquisition of Property and Equipment | | - |
| Net Cash Used in Investing Activities | | - |
| Net Change in Cash and Cash Equivalents | | (25,019) |
| Cash and Cash Equivalents - Beginning of Year | | 157,329 |
| Cash and Cash Equivalents - End of Year | $ | 132,310 |
| Supplemental Disclosure of Cash Flow Information: | | |
| Cash Paid During the Year for Income Taxes | $ | 500 |

See accompanying notes to financial statements

BODELL OVERCASH ANDERSON & CO., INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

1. THE COMPANY

Bodell Overcash Anderson & Co, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company earns commissions from the buying and selling of financial instruments for client's accounts and in providing Registered Investment Advisory Services. The Company was founded in Jamestown, NY in 1970 and has offices in Jamestown, Fredonia, and Lockport, NY.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports its operations on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred. Customers' securities transactions are recorded on the settlement date, with related commissions income and expense recorded on the trade date.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Segregated Cash - Cash is segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. At the balance sheet date, cash in the amount of $8,486 has been segregated in this account.

Commissions Receivable – The Company has commission receivable that arise from the buying and selling of financial instruments for its clients in the amount of $21,203 as of September 30, 2012. Management estimates that the entire balance is collectible, and, as such, no reserve for uncollectible commissions has been established.

Investments – Investments are valued at quoted market values. The resulting difference between cost and market is treated as unrealized gain or loss at year end. Net unrealized gains/losses for the year ended September 30, 2012 in the amount of $45 are included in trading revenue in the accompanying financial statements. At September 30, 2012, cost was $ 3,253 and total unrealized gains were $3,734.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Investments (Cont.) - FASB ASC 940-320-45-7 states that broker-dealers should report trading securities activities in the operating activities in the statement of cash flows. Trading activities are recorded as such in these financial statements.

Subsequent Events - The Company has evaluated for subsequent events through the date of the independent auditors report, which is the date the financial statements were made available to be issued.

Property, Equipment and Depreciation – Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Operations.

Depreciation is computed using straight-line and declining balance methods over the following estimated useful lives:

| | |
|---|---|
| Computers & Equipment | 5-10 years |
| Leasehold Improvements | 39 years |

Income Taxes – The Company is organized as a "C" Corporation, and pays Federal and New York State income taxes on its income based on rates currently in effect. The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2012. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

Advertising Costs – The Company expenses all advertising and marketing expenses as incurred. Advertising and marketing expenses for the year ended September 30, 2012 were $6,145.

## 3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, accounts receivable, accounts payable, common stock and preferred stock. At September 30, 2012, cash, accounts receivable, and accounts payable, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value.

3. FAIR VALUE (CONT'D)

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance.

Under FASB ASC 820 (Prior authoritative literature: SFAS No. 157, "Fair Value Measurements"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

Level 1 — Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include non-exchange-traded derivatives, including interest rate swaps.

Level 3 — Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

The Company considers all assets as of September 30, 2012 to be Level 1 assets.

4. NOTE RECEIVABLE – EMPLOYEE

The Company has entered into an unsecured loan agreement with an employee for a total of approximately $500. Currently, payments are being made on this note by offsetting commissions earned by the employee. This note is non interest bearing and has no specified repayment terms.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at September 30, 2012

5. PROPERTY AND EQUIPMENT (CONT.)

| | |
|---|---|
| Computers and Equipment | $ 41,002 |
| Leasehold Improvements | 5,544 |
| | 46,546 |
| Less: Accumulated depreciation | 40,338 |
| | $ 6,208 |

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2011, the Company had net capital of $82,406 which was $32,106 in excess of its required net capital of $ 50,000 and a ratio aggregate indebtedness to net capital of 1.16 to 1.

7. INCOME TAX MATTERS

Current income taxes consisted of the following at September 30, 2012:

| | |
|---|---|
| Provision for Federal income taxes | $ -0- |
| Provision for NYS income taxes | 500 |
| Total | $ 500 |

8. BENEFIT PLANS

The Company has a qualified profit sharing plan that covers all eligible employees of the Company. Employees are eligible for participation in the plan after completion of one year of service and attainment of age twenty-one. Profit sharing contributions may be made at the discretion of the Company's board of directors and may not exceed 15% of the annual compensation paid to all participating employees. Employer contributions to the plan for the year ended September 30, 2012 was $ 51,212.

The Company began a Health Savings Account in October, 2010. All employees who carry health insurance through the company are eligible to participate. Employees are eligible to participate after one month of service.

9. OPERATING LEASES

On August 8, 2011, the Company entered into a three year operating lease for its Jamestown, NY office with monthly payments in the amount of $1,600. The lease expires in August, 2014.

## 9. OPERATING LEASES (CONTINUED)

On October 1, 2010, the Company entered into a three year operating lease agreement for its Fredonia, NY office with monthly payments in the amount of $700. The lease expires in September, 2013.

On October 1, 2010, the Company entered into a two year operating lease agreement for its Lockport, NY office with monthly payment in the amount of $999. The lease expires in September, 2012.

Rent expense under these leases for the year ended September 30, 2012 was $41,172.

Minimum annual rentals due under these operating leases are as follows for the year ending:

| September 30 | Amount |
|---|---|
| 2013 | $ 39,588 |
| 2014 | 31,188 |
| 2015 | 19,200 |
| 2016 | 17,600 |
| 2017 | -0- |

## 10. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of commission's receivable, which are due from its clearing broker that arise from the buying and selling of financial instruments These commissions receivable are normally received within thirty days of the transaction. The Company has not experienced any losses and believes it is not exposed to any significant credit risk with respect to its commission's receivable.

## 11. PRIOR PERIOD ADJUSTMENT

The Company's previously issued financial statements have been restated to correct an error in retained earnings and other comprehensive income balances at September 30, 2011. It was discovered that other comprehensive income was overstated by $3,689 and retained earnings was under stated by $3,689. As a result of correcting the other comprehensive income and retained earnings accounts, retained earnings increased by $3,689 and other comprehensive income decreased by $3,689. This adjustment had no effect on the Company's net capital.

**Bodell Overcash Anderson & Co, Inc.**
**Schedule of Other Expenses (SCHEDULE I)**
**For the Year Ended September 30, 2012**

| | |
|---|---|
| Contributions | $ 2,336 |
| Dues, fees, and assessments | 3,624 |
| Maintenance | 5,099 |
| Meals and entertainment | 6,221 |
| FINRA membership | 12,323 |
| Life insurance for employees | 1,222 |
| Office supplies and expenses | 9,940 |
| Professional services | 9,600 |
| Property and liability insurance | 5,788 |
| Rent | 41,171 |
| Subscriptions | 3,315 |
| Telephone | 18,321 |
| Tickers and teleregisters | 27,970 |
| Travel | 11,599 |
| Total | $ 158,529 |

See accompanying notes to financial statements

**Bodell Overcash Anderson & Co, Inc.**
**Schedule of Selling, General, and Administrative Expenses (SCHEDULE II)**
**For the Year Ended September 30, 2012**

| | |
|---|---|
| Advertising expense | |
| Clearing charges | 6,145 |
| Commissions | 283,269 |
| Continuing education | 320 |
| Depreciation | 3,110 |
| Employer payroll taxes | 36,934 |
| Group insurance | 17,786 |
| Office salaries | 84,657 |
| Officer life insurance | 769 |
| Officer's salaries | 155,067 |
| Profit sharing expense | 51,212 |
| | $ 639,269 |

See accompanying notes to financial statements

**Bodell Overcash Anderson & Co, Inc.**
**Schedule III - Computation of Net Capital**
**Under Rule 15c3-1 of the Securities and Exchange Commission**
**For the Year Ended September 30, 2012**

| | | |
|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | $ 100,840 |
| 2. | Deduct: Ownership equity not allowable for net capital | - |
| 3. | Total ownership equity qualified for net capital | 100,840 |
| 4. | Add: | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | - |
| | B. Other (deductions) or allowable credits | - |
| 5. | Total capital and allowable subordinated liabilities | 100,840 |
| 6. | Deductions and/or charges: | |
| | A. Total non-allowable assets from Statement of Financial Condition | (17,386) |
| | B. Secured demand note deficiency | - |
| | C. Commodity futures contracts and spot commodities | - |
| | D. Other deductions and/or charges | - |
| 7. | Other additions and/or allowable credits | - |
| 8. | Net capital before haircuts on securities positions | 83,454 |
| 9. | Haircuts on securities: | |
| | A. Contractual securities commitments | - |
| | B. Subordinated securities borrowings | - |
| | C. Trading and investment securities: | |
| | 1. Exempted securities | - |
| | 2. Debt securities | - |
| | 3. Options | - |
| | 4. Other securities | - |
| | D. Undue concentration | - |
| | E. Other | (1,048) |
| 10. | Net capital | $ 82,406 |

Continued on next page

**Bodell Overcash Anderson & Co, Inc.**
**Schedule III - Computation of Net Capital**
**Under Rule 15c3-1 of the Securities and Exchange Commission**
**For the Year Ended September 30, 2012**
**(continued)**

| | | |
|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ 6,369 |
| 12. | Minimum dollar net capital requirement of reporting broker and dealer | $ 50,000 |
| 13. | Net capital requirement (greater of line 11 or 12) | $ 50,000 |
| 14. | Excess net capital (line 10 less line 13) | $ 32,406 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | $ 72,857 |

**Computation of Aggregate Indebtedness**

| | | |
|---|---|---|
| 16. | Total liabilities from Statement of Financial Condition | $ 95,481 |
| 17. | Add: | |
| | A. Drafts for immediate credit | - |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | - |
| | C. Other unrecorded amounts | - |
| 18. | Deduct: Adjustment based on deposits in Special Reserve Accounts | - |
| 19. | Total aggregate indebtedness | $ 95,481 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) | 116% |

**Statement Pursuant to Paragraph (d) (4) of Rule 17a-5**

There were no differences between the net capital computed on the Statement of Financial Condition and the Focus report

BODELL OVERCASH ANDERSON & CO. INC.
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2012

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(ii).

**Thomas J. Trumeter**
**CERTIFIED PUBLIC ACCOUNTANT**

*WEST METRO FINANCIAL CENTER*
*400 West Metro Park*
*Rochester, N.Y. 14623-2619*
*Phone (585) 424-2090 Fax (585) 292-0491*
*E-mail* Tom@TJTCPA.com

*Registered Member: Public Company Accounting Oversight Board* WWW.PCAOBUS.ORG

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors and Shareholders
Bodell Overcash Anderson & Co., Inc.

In planning and performing our audit of the financial statements of Bodell Overcash Anderson & Co., (Company) as of and for the year ended September 30, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets we consider to be material weaknesses or significant deficiencies, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Thomas J. Trumeter, CPA

October 31, 2012

**Thomas J. Trumeter**
**CERTIFIED PUBLIC ACCOUNTANT**

*WEST METRO FINANCIAL CENTER*
*400 West Metro Park*
*Rochester, N.Y. 14623-2619*
*Phone (585) 424-2090 Fax (585) 292-0491*
*E-mail Tom@TJTCPA.com*

*Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG*

## INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholders
Bodell Overcash Anderson & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying SIPC Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period October 1, 2011 to September 30, 2012, which were agreed to by Bodell Overcash Anderson & Co, Inc. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the total revenue amount reported on the audited Form X-17A-5 for the year ended September 30, 2012 with the total revenue amount reported on Form SIPC-7 for the year ended September 30, 2012 noting no difference;

3. Compared any adjustments reported on SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of these specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Thomas J. Trumeter, CPA

October 31, 2012

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 9/30/2012
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015775 FINRA SEP
BODELL OVERCASH ANDERSON &
PO BOX 1237
JAMESTOWN NY 14702-1237

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Cynthia Harle 716/484-7141

2. A. General Assessment (item 2e from page 2) $ 1134

B. Less payment made with SIPC-6 filed (exclude interest) ( 666 )

4/13/12
Date Paid

C. Less prior overpayment applied ( 198 )

D. Assessment balance due or (overpayment) 270

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 270

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 270

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bodell Overcash Anderson & Co., Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 23rd day of October, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2011 and ending 9/30/2012

| m No. | Eliminate cents |
|---|---|
| Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 791,065 |
| Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | 0 |
| Total additions | 0 |
| Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 337,449 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 45 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 337,494 |
| SIPC Net Operating Revenues | $ 453,571 |
| General Assessment @ .0025 | $ 1,134 (to page 1, line 2.A.) |